FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

February/08

“Same store" sales presented 5.4% growth in February

São Paulo, Brazil, March 17, 2008. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] announces its sales performance for February 2008 (preliminary unaudited). The information found below was calculated based on consolidated figures in Brazilian reais, in accordance with the current Corporate Legislation.

In February 2008 gross sales by Grupo Pão de Açúcar totaled R$ 1,549.0 million, a 16.4% increase as compared to February 2007, while net sales rose by 16.8% during the period and reached R$ 1,319.4 million.

Among the Group’s formats, Pão de Açúcar and CompreBem supermarkets once again were the highlights for the month. The Extra Fácil, Extra Perto and Extra.com banners also presented an expressive growth during the period.

In the “same store” concept, monthly sales grew by 5.4% in gross terms and by 5.8% in net terms. It is worth mentioning that this performance occurs even in the presence of a 4.2% growth reported in February of the previous year. In addition, this growth was partly influenced by the fact that February 2008 had one more business day than in 2007 (29 days as opposed to 28 days).

Among the categories, Non-food products showed the best increase, of 10.1% in the same store sales. This increase was basically fostered by the electronic (Mundo Entretenimento) and general merchandise (Mundo Casa) sub-categories, which recorded a double-digit increase in sales. Food products category maintained the same pace shown in the preceding months and provided a 3.9% growth as compared to February 2007.

Note: "Same store" sales include stores In operation for at least 12 months. As of November 2007 the "total sales" concept includes by the Assai stores.

The representations contained in this communiqué in connection with the Company’s business outlook, projections, and operating and financial results, and with regard to the Company’s growth potential, are composed of mere estimates and were based on Management expectations concerning the Company’s future. These expectations are highly dependent on market changes, on the Brazilian economy’s performance in general, on business and on international markets, and therefore they are subject to change.
GRUPO PÃO DE AÇÚCAR
Daniela Sabbag
Investor Relations
Phone: 55 (11) 3886-0421
Fax: 55 (11) 3884-2677
E-mail: gpa.ri@grupopaodeacucar.com.br
website: www.gpari.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 18, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.